Exhibit 99.1

PENN WEST EXPLORATION ANNOUNCES ITS FINANCIAL RESULTS

FOR THE FIRST QUARTER ENDED MARCH 31, 2012

FOR IMMEDIATE RELEASE, May 4, 2012

PENN WEST PETROLEUM LTD. (TSX—PWT; NYSE—PWE) (“PENN WEST”) is pleased to announce its results for the first quarter ended March 31, 2012

Our corporate strategy is to provide shareholder return through a combination of oil production growth and a stable dividend. We have focused investment over the past several years on establishing the growth potential of the largest light-oil inventory in Western Canada. In three years, we have proven that we can execute on a large scale using horizontal multi-stage fracture technology. We have applied the technology from a standing start to producing over 35,000 boe per day from horizontal wells. We acquired complimentary land positions in our existing plays and emerging trends with a strong weighting to oil. Throughout this period, we maintained capital discipline, increased the term of our debt capital and disposed of non-core assets to partially fund our capital programs while conserving our balance sheet. The first quarter results are a product of our approach to the business.

HIGHLIGHTS

•

Average production in the first quarter of 2012 was 167,420 boe (1) per day, after the effect of approximately 4,500 boe per day of asset dispositions in January, compared to 168,801 boe per day for the fourth quarter of 2011.

•	First quarter average liquids production was in excess of 107,000 boe per day, of which approximately 90 percent was oil.

•

Capital expenditures for the first quarter of 2012, including net property dispositions, totalled $338 million compared to $436 million for the first quarter of 2011. Our capital guidance for 2012 remains $1.3 billion to $1.4 billion, net of acquisition and disposition activity in the first quarter of 2012.

•

Funds flow (2) was $337 million ($0.71 per share—basic (2)) in the first quarter of 2012 compared to $356 million ($0.77 per share—basic) reported in the first quarter of 2011 primarily due to lower natural gas prices and wider Canadian crude oil differentials offset by higher WTI oil prices.

•	Net income for the first quarter of 2012 was $59 million ($0.12 per share—basic).

•	Proceeds on net property dispositions in the first quarter of 2012 totalled $322 million.

DIVIDEND

•

On May 3, 2012, our Board of Directors declared a second quarter 2012 dividend of $0.27 per share to be paid on July 13, 2012 to shareholders of record on June 29, 2012. Shareholders are advised that this dividend is designated as an “eligible dividend” for Canadian income tax purposes.

RISK MANAGEMENT

•	For 2012, we have 60,000 barrels per day of oil production hedged between US$85.53 per barrel and US$100.20 per barrel.

•	In 2012, we have 50,000 mcf per day of natural gas production hedged at an average price of $4.30 per mcf.

•	We have foreign exchange contracts to swap US$156 million per month of US dollar revenue for 2012 to Canadian dollars at an average rate of 1.02 Canadian dollars per US dollar.

•	For 2013 we have hedged 41,000 barrels per day of oil production between US$94.51 per barrel and US$108.28 per barrel.

(1)	Please refer to the “Oil and Gas Information Advisory” section below for information regarding the term “boe”.
(2)	The terms “funds flow” and “funds flow per share-basic” are non-GAAP measures. Please refer to the “Calculation of Funds Flow” and “Non-GAAP Measures Advisory” sections below.

2012 FIRST QUARTER RELEASE 1

OPERATIONS UPDATE

In the first quarter of 2012, we were the most active driller for light-oil targets in Western Canada. We executed our most active operational quarter in company history. At peak, we had 38 drilling rigs operating and rig released 179 operated development wells in the quarter. Predictable results and an inventory of multi-well pads for tie-in position us well to continue our operational momentum.

Oil Development

  Carbonates

•	From an exploration concept in 2009, we have progressed to drilling 23 wells, 14 of which were dual-laterals, during the first quarter with an average of eight rigs.

•	We have grown horizontal production to more than 7,500 boe per day.

•	In the Slave Point, we are the dominant player where we have secured approximately 400,000 net acres of land and our drilling inventory is growing.

•	The ongoing expansion of our Slave Point facilities ensures growth capacity and area control.

  Cardium

•	Penn West holds the largest land position in industry on the Cardium trend with approximately 665,000 net acres.

•	We are in full-scale development in Willesden Green, Alder Flats and West Pembina where our results exceed the industry average.

•	We had six rigs active in our three focus areas and we drilled 28 wells.

•	We are currently producing over 9,000 boe per day from our horizontal development program.

  Viking

•	In southwest Saskatchewan, we continue to drive this predictable and highly economic resource play.

•	We drilled 44 wells on the Viking trend in this quarter and are currently producing over 6,000 boe per day from horizontal development.

•	In Alberta, our results are encouraging and we continue to appraise the oil rich prospects on our extensive Viking position.

  Spearfish

•	We had five rigs active over the quarter and rig released 37 wells.

•	Current horizontal production has grown to over 8,500 boe per day and our current inventory supports over five years of growth.

•	The battery was expanded to 13,500 boe per day. We will drill to fill over the next year.

  Resource Appraisal

•

The combination of multi-stage fracture technology with proven secondary and tertiary recovery methods provide Penn West with a broad suite of profitable opportunities. By year-end 2012, we anticipate having a number of EOR projects underway.

•	In the Peace River Oil Partnership, the second steam injection cycle continued throughout the first quarter at the Seal Main thermal pilot and planning for the next pilot is ongoing.

•	In the Cordova Joint Venture, we continue to appraise the ultimate recoverable gas potential and further refine our drilling and completions techniques.

2012 FIRST QUARTER RELEASE 2

HIGHLIGHTS

	Three months ended March 31
	2012	2011	% change
Financial (millions, except per share amounts)
Gross revenues (1)	$870	$844	3
Funds flow	337	356	(5)
Basic per share	0.71	0.77	(8)
Diluted per share	0.71	0.77	(8)
Net income	59	291	(80)
Basic per share	0.12	0.63	(81)
Diluted per share	0.12	0.63	(81)
Capital expenditures, net (2)	338	436	(22)
Debt at period-end (3)	3,397	2,838	20
Dividends paid (4)	$127	$41	100
Payout ratio (5)	38%	12%	26
Operations

Daily production
Light oil and NGL (bbls/d)	89,029	85,651	4
Heavy oil (bbls/d)	18,170	18,698	(3)
Natural gas (mmcf/d)	361	371	(3)

Total production (boe/d)	167,420	166,135	1

Average sales price
Light oil and NGL (per bbl)	$84.16	$80.07	5
Heavy oil (per bbl)	72.68	62.82	16
Natural gas (per mcf)	$2.29	$3.79	(40)
Netback per boe
Sales price	$57.59	$56.82	1
Risk management loss	(1.24)	(0.79)	57

Net sales price	56.35	56.03	1
Royalties	(10.59)	(10.04)	5
Operating expenses	(17.93)	(15.92)	13
Transportation	(0.49)	(0.51)	(4)

Netback	$27.34	$29.56	(8)

(1)	Gross revenues include realized gains and losses on commodity contracts.
(2)	Includes net asset acquisitions/dispositions and excludes business combinations.
(3)	Comparative debt at December 31, 2011 was $3,219 million.
(4)	Includes dividends paid prior to those reinvested in shares under the dividend reinvestment plan. In 2011, we began paying dividends on a quarterly basis. The last monthly distribution payment as a Trust was declared in December 2010 and paid in January 2011 ($0.09 per unit). Our first quarterly dividend ($0.27 per share) as a corporation was paid in April 2011.
(5)	Payout ratio is calculated as dividends paid divided by funds flow. The term “payout ratio” is a non-GAAP measure. See “Non-GAAP Measures Advisory” section below.

2012 FIRST QUARTER RELEASE 3

DRILLING STATISTICS

	Three months ended March 31
	2012		2011
	Gross	Net	Gross	Net
Oil	188	151	171	145
Natural gas	20	17	12	8

	208	168	183	153
Stratigraphic and service	50	27	67	32

Total	258	195	250	185

Success rate (1)		100%		100%

(1)	Success rate is calculated excluding stratigraphic and service wells.

CAPITAL EXPENDITURES

	Three months ended March 31
(millions)	2012	2011
Land acquisition and retention	$8	$18
Drilling and completions	497	351
Facilities and well equipping	199	146
Geological and geophysical	8	6
Corporate	8	3

Capital expenditures (1)	720	524
Joint venture, carried capital	(60)	(32)
Property dispositions, net	(322)	(56)

Total capital expenditures	$338	$436

(1)	Capital expenditures include costs related to development capital and Exploration and Evaluation activities.

During the first quarter of 2012, we continued our light-oil focus with our capital program concentrating on our key light-oil properties in the Carbonates, Cardium, Viking and Spearfish. Completion and tie-in activities continue as we move into the second quarter. In January 2012, we completed net property dispositions with production of 4,500 boe per day as part of our ongoing portfolio management.

LAND

	As at March 31
	Producing			Non-producing
	2012	2011	% change	2012	2011	% change
Gross acres (000s)	5,979	6,366	(6)	2,879	2,924	(2)
Net acres (000s)	4,014	4,229	(5)	2,025	2,023	—
Average working interest	67%	66%	1	70%	69%	1

COMMON SHARES DATA

(millions of shares)	Three months ended March 31
	2012	2011	% change
Weighted average
Basic	472.6	461.8	2
Diluted	472.9	468.1	1
Outstanding as at March 31	472.9	464.3	2

2012 FIRST QUARTER RELEASE 4

Letter to our Shareholders

Over the past several years we have seen a steady rise in both oil demand and its price worldwide. This parallels the slow and steady economic recovery in the West, with robust growth in Asian and emerging economies. Throughout the first quarter of 2012, price differentials between Canadian crude oil and the benchmark West Texas Intermediate price widened and natural gas prices further deteriorated. The uncertainty as to the duration of these events has been reflected in Canadian energy stock price performance over recent months. Despite volatility in commodity return and the market, our strategy of light-oil development remains unchanged. Penn West’s extensive inventory ensures years of light-oil development while we wait to see how natural gas inventory levels and domestic demand balance out. We believe the solution to crude oil differentials in North America will be solved more readily than the natural gas supply / demand balance issue.

As a significant, oil-oriented exploration and production company utilizing horizontal multi-stage fracture technology, Penn West must adapt to the impact that technology is having on the supply / demand equation in North America. Growing Canadian conventional crude oil, increasing synthetic crude shipments from the oil sands of northern Alberta, and an increase in Bakken oil production have all contributed to the rising supply of oil. Current US pipeline infrastructure is insufficient to deliver North American crude oil to key refinery sites on both the Gulf coast and east-coast. Canadian and US crude sources can displace imports providing there is an evolution in the pipeline infrastructure which transports these products to refineries and allows North American crude to compete on a world basis. Rising supply, limitations of existing infrastructure, and a significant number of refineries being off-line in the first quarter of 2012 combined to produce differentials which at peak levels exceeded $25 per barrel on light sweet crudes. Subsequent to refinery turnarounds, differentials have narrowed significantly.

Penn West is actively mitigating the impact of future differentials and any potential weakness in crude oil pricing. To ensure firm access to pipelines in the US, Penn West has contracted pipeline capacity on some of the near-term pipeline expansions. Under a wide differential scenario, this should provide greater certainty of access to US markets where our crude oil will fetch a higher price. We have evolved our crude oil marketing strategies, moving towards direct sales to refiners of choice. We have been actively hedging our crude oil volumes increasing the floor price each year, reaching approximately $95 for 2013.

At a more macro level, there are several infrastructure transport issues which will need to be addressed on an ongoing basis to ensure long-term certainty for crude oil development in North America. We believe the first generation of these changes is already underway as projects intended to increase capacity into Gulf Coast refineries will reduce the backlog of crude inventories in the US mid-continent. This is a significant step in reducing pricing differentials on crude oil produced here in Canada. Second generation infrastructure developments include additional de-bottlenecking in the US via line extensions, many of which are already underway, and possible eastern Canada line reversals which could allow the flow of crude from western Canada to refineries located in eastern North America. Longer-term, we believe the third generation of pipeline infrastructure could include the development and expansion of crude oil capacity to western Canadian ports allowing increased export to Asian markets. These projects have longer lead times and will require government support. We view recent announcements by the Canadian federal government to shorten the approval and regulatory process, while maintaining rigorous standards, as important steps in support of a vibrant and growing energy industry in Canada which has beneficial economic impacts that extend to a broad spectrum of industries across the nation.

Murray R. Nunns

President and Chief Executive Officer

Calgary, Alberta

May 3, 2012

2012 FIRST QUARTER RELEASE 5

Outlook

This outlook section is included to provide shareholders with information about our expectations as at May 3, 2012 for production and capital expenditures for 2012 and readers are cautioned that the information may not be appropriate for any other purpose. This information constitutes forward-looking information. Readers should note the assumptions, risks and discussion under “Forward-Looking Statements”.

Our production and capital guidance for 2012 remains unchanged. After giving effect to net acquisition and disposition activity to date in 2012, our forecast average production for 2012 is between 168,500 and 172,500 boe per day and our exploration and development capital, net of acquisition and disposition activity to date in 2012, is forecasted to be in the range of $1.3 billion to $1.4 billion. These ranges are consistent with our prior forecasts as filed on SEDAR at www.sedar.com.

Non-GAAP Measures Advisory

This news release includes non-GAAP measures not defined under IFRS including funds flow, funds flow per share-basic, funds flow per share-diluted, netback and payout ratio. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other issuers. Funds flow is cash flow from operating activities before changes in non-cash working capital and decommissioning expenditures. Funds flow is used to assess our ability to fund dividends and planned capital programs. See “Calculation of Funds Flow” below. Netback is a per-unit-of-production measure of operating margin used in capital allocation decisions, to economically rank projects and is the per unit of production amount of revenue less royalties, operating costs, transportation and realized risk management. Payout ratio is calculated as dividends paid divided by funds flow. We use payout ratio to assess the adequacy of retained funds flow to finance capital programs.

Calculation of Funds Flow

(millions, except per share amounts)	Three months ended March 31
	2012	2011
Cash flow from operating activities	$234	$240
Increase in non-cash working capital	79	96
Decommissioning expenditures	24	20

Funds flow	$337	$356

Basic per share	$0.71	$0.77
Diluted per share	$0.71	$0.77

Oil and Gas Information Advisory

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

2012 FIRST QUARTER RELEASE 6

Forward-Looking Statements

In the interest of providing our securityholders and potential investors with information regarding Penn West, including management’s assessment of our future plans and operations, certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future.

In particular, this document contains forward-looking statements pertaining to, without limitation, the following: our corporate strategy to provide shareholder return through a combination of oil production growth and a stable dividend; our intention and ability to establish the growth potential of the largest light oil inventory in Western Canada; our capital expenditure guidance for 2012; the details of our second quarter dividend; our belief that consistent, predictable results and an inventory of multi-well pads for tie-in position us well to continue our operational momentum; certain disclosures contained under the heading “Operations Update” in respect of our Carbonates, Cardium, Viking and Spearfish oil development plays and our Peace River Oil Partnership and Cordova Joint Venture, including our belief that our drilling inventory on our Carbonates play is growing, our belief that the ongoing expansion of our Slave Point facilities will ensure growth capacity and area control, our belief that the southwest Saskatchewan Viking play is a predictable and highly economic resource play, our belief that our current inventory on our Spearfish play supports over five years of growth, our belief that a combination of multi-stage fracture technology with proven secondary and tertiary recovery methods provide us with a broad suite of profitable opportunities and that by year-end 2012 we anticipate having a number of EOR projects underway, our belief that there will be another thermal pilot well on our Peace River oil play, and our intention to continue to appraise the ultimate recoverable gas potential on our Cordova joint venture and further refine our drilling and completions techniques; our anticipation that completion and tie-in activities on our key light-oil properties in the Carbonates, Cardium, Viking and Spearfish plays will continue as we move into the second quarter; our strategy to focus on light oil development; our belief that our extensive inventory ensures years of light-oil development; our belief that the solution to crude oil differentials in North America will be solved more readily than the natural gas supply / demand balance issue; our belief that Canadian and US crude sources can displace imports; our intention to actively mitigate the impact of future differentials and any potential weakness in crude oil pricing; our belief that infrastructure projects intended to increase capacity into Gulf Coast refineries will reduce the backlog of crude inventories in the US mid-continent; and certain disclosures contained under the heading “Outlook” relating to our forecast exploration and development capital expenditures for 2012 and our forecast average production levels for 2012.

With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil prices; future capital expenditure levels; future crude oil, natural gas liquids and natural gas production levels; drilling results; future exchange rates and interest rates; the amount of future cash dividends that we intend to pay and the level of participation in our dividend reinvestment plan; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; the impact of increasing competition; our ability to obtain financing on acceptable terms, including our ability to renew or replace our credit facility and our ability to finance the repayment of our senior unsecured notes on maturity; and our ability to add production and reserves through our development and exploitation activities. In addition, many of the forward-looking statements contained in this document are located proximate to assumptions that are specific to those forward-looking statements, and such assumptions should be taken into account when reading such forward-looking statements: see in particular the assumptions identified under the heading “Outlook”.

2012 FIRST QUARTER RELEASE 7

Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the impact of weather conditions on seasonal demand and ability to execute capital programs; risks inherent in oil and natural gas operations; uncertainties associated with estimating reserves and resources; competition for, among other things, capital, acquisitions of reserves, resources, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems; general economic conditions in Canada, the U.S. and globally; industry conditions, including fluctuations in the price of oil and natural gas; royalties payable in respect of our oil and natural gas production and changes thereto; changes in government regulation of the oil and natural gas industry, including environmental regulation; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed, including wild fires and flooding; failure to obtain industry partner and other third-party consents and approvals when required; stock market volatility and market valuations; OPEC’s ability to control production and balance global supply and demand of crude oil at desired price levels; political uncertainty, including the risks of hostilities, in the petroleum producing regions of the world; the need to obtain required approvals from regulatory authorities from time to time; failure to realize the anticipated benefits of dispositions, acquisitions, joint ventures and partnerships, including the completed dispositions, acquisitions, joint ventures and partnerships discussed herein; changes in tax and other laws that affect us and our securityholders; changes in government royalty frameworks; uncertainty of obtaining required approvals for acquisitions and mergers; the potential failure of counterparties to honour their contractual obligations; and the other factors described in our public filings (including our Annual Information Form) available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

2012 FIRST QUARTER RELEASE 8

Penn West Petroleum Ltd.

Consolidated Balance Sheets

(CAD millions, unaudited)	March 31, 2012	December 31, 2011
Assets
Current
Accounts receivable	$484	$486
Other	117	104
Risk management	74	39

	675	629

Non-current
Deferred funding assets	528	596
Exploration and evaluation assets	515	418
Property, plant and equipment	11,935	11,893
Goodwill	2,020	2,020
Risk management	32	28

	15,030	14,955

Total assets	$15,705	$15,584

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities	$1,036	$1,117
Dividends payable	128	127
Risk management	169	114

	1,333	1,358
Non-current
Long-term debt	3,397	3,219
Decommissioning liability	576	607
Risk management	51	46
Deferred tax liability	1,311	1,287

	6,668	6,517

Shareholders’ equity
Shareholders’ capital	8,884	8,840
Other reserves	90	95
Retained earnings	63	132

	9,037	9,067

Total liabilities and shareholders’ equity	$15,705	$15,584

2012 FIRST QUARTER RELEASE 9

Penn West Petroleum Ltd.

Consolidated Statements of Income

	xxxxxxx.xx	xxxxxxx.xx
	Three months ended March 31
(CAD millions, except per share amounts, unaudited)	2012	2011
Oil and natural gas sales	$889	$856
Royalties	(161)	(150)

	728	706
Risk management loss
Realized	(19)	(12)
Unrealized	(63)	(176)

	646	518

Expenses
Operating	273	238
Transportation	8	8
General and administrative	39	37
Share-based compensation	17	78
Depletion and depreciation	312	247
Gain on dispositions	(72)	(24)
Exploration and evaluation	1	4
Unrealized risk management gain	(42)	(31)
Unrealized foreign exchange gain	(31)	(38)
Financing	47	47
Accretion	11	12

	563	578

Income (loss) before taxes	83	(60)

Deferred tax expense (recovery)	24	(351)

Net and comprehensive income	$59	$291

Net income per share
Basic	$0.12	$0.63
Diluted	$0.12	$0.63
Weighted average shares outstanding (millions)
Basic	472.6	461.8
Diluted	472.9	468.1

2012 FIRST QUARTER RELEASE 10

Penn West Petroleum Ltd.

Consolidated Statements of Cash Flows

	xxxxxxx.xx	xxxxxxx.xx
	Three months ended March 31
(CAD millions, unaudited)	2012	2011
Operating activities
Net income	$59	$291
Depletion and depreciation	312	247
Gain on dispositions	(72)	(24)
Exploration and evaluation	1	4
Accretion	11	12
Deferred tax expense (recovery)	24	(351)
Share-based compensation	12	70
Unrealized risk management loss	21	145
Unrealized foreign exchange gain	(31)	(38)
Decommissioning expenditures	(24)	(20)
Change in non-cash working capital	(79)	(96)

	234	240

Investing activities
Capital expenditures	(660)	(492)
Acquisitions	(9)	(27)
Proceeds from dispositions	331	107
Change in non-cash working capital	(8)	(19)

	(346)	(431)

Financing activities
Increase in bank loan	209	57
Proceeds from issuance of notes	—	75
Issue of equity	3	100
Dividends paid	(100)	(34)
Settlement of convertible debentures	—	(7)

	112	191

Change in cash	—	—
Cash, beginning of period	—	—

Cash, end of period	$—	$—

2012 FIRST QUARTER RELEASE 11

Penn West Petroleum Ltd.

Statements of Changes in Shareholders’ Equity

(CAD millions, unaudited)	Shareholders’ Capital	Other Reserves	Retained Earnings	Total
Balance at January 1, 2012	$8,840	$95	$132	$9,067
Net and comprehensive income	—	—	59	59
Share-based compensation	—	9	—	9
Issued on exercise of options and share rights	17	(14)	—	3
Issued to dividend reinvestment plan	27	—	—	27
Dividends declared	—	—	(128)	(128)

Balance at March 31, 2012	$8,884	$90	$63	$9,037

(CAD millions, unaudited)	Shareholders’ Capital	Other Reserves	Retained Earnings	Total
Balance at January 1, 2011	$9,170	$—	$(610)	$8,560
Elimination of deficit	(610)	—	610	—
Net and comprehensive income	—	—	291	291
Implementation of Option Plan and CSRIP	—	81	—	81
Share-based compensation	—	12	—	12
Issued on exercise of options and share rights	112	(12)	—	100
Issued to dividend reinvestment plan	7	—	—	7
Dividends declared	—	—	(125)	(125)

Balance at March 31, 2011	$8,679	$81	$166	$8,926

2012 FIRST QUARTER RELEASE 12

Investor Information

Penn West shares are listed on the Toronto Stock Exchange under the symbol PWT and on the New York Stock Exchange under the symbol PWE.

A conference call will be held to discuss Penn West’s results at 10:00am Mountain Time (12:00pm Eastern Time) on May 4, 2012.

To listen to the conference call, please call 647-427-7450 or 1-888-231-8191 (North America toll-free). This call will be broadcast live on the Internet and may be accessed directly on the Penn West website at www.pennwest.com or at the following URL:

http://event.on24.com/r.htm?e=456788&s=1&k=A3266F6F97922698A78637A9D335BA5B

A digital recording will be available for replay two hours after the call’s completion, and will remain available until May 18, 2012 21:59 Mountain Time (23:59 Eastern Time). To listen to the replay, please dial 416-849-0833 or 1-855-859-2056 (North America toll-free) and enter Conference ID 76710433, followed by the pound (#) key.

For further information, please contact

PENN WEST EXPLORATION Penn West Plaza Suite 200, 207—9th Avenue SW Calgary, Alberta T2P 1K3	Investor Relations: Toll Free: 1-888-770-2633 E-mail: investor_relations@pennwest.com

Phone: 403-777-2500 Fax: 403-777-2699 Toll Free: 1-866-693-2707 Website: www.pennwest.com	Murray Nunns, President & Chief Executive Officer Phone: 403-218-8939 E-mail: murray.nunns@pennwest.com

Jason Fleury, Senior Manager, Investor Relations Phone: 403-539-6343 E-mail: jason.fleury@pennwest.com

2012 FIRST QUARTER RELEASE 13